                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)



                    CARDIODYNAMICS INTERNATIONAL CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    141597104
                                 (CUSIP Number)

                          CardioDynamics Holdings, LLC
                                c/o Steve Dechant
                              Del Mar Country Club
                                  P.O. Box 9660
                            Rancho Santa Fe, CA 92067
                                 (619) 759-5990
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 9, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)

--------------------------------------------------------------------------------
CUSIP NO. 141597104                  13D                      Page 2 of 13 Pages
--------------------------------------------------------------------------------

--------------  ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
                ABOVE PERSONS
                     CARDIODYNAMICS HOLDINGS, LLC
--------------  ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a) [X]
                     (b) [ ]
--------------  ----------------------------------------------------------------
      3         SEC USE ONLY

--------------  ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                     AF
--------------  ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
                     [ ]
--------------  ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                     CALIFORNIA
--------------  ----------------------------------------------------------------
   NUMBER OF           7        SOLE VOTING POWER
    SHARES                           4,624,490
 BENEFICIALLY   --------------  ------------------------------------------------
  OWNED BY             8        SHARED VOTING POWER
    EACH                             -0-
  REPORTING     --------------  ------------------------------------------------
 PERSON WITH           9        SOLE DISPOSITIVE POWER
                                     102,243
                --------------  ------------------------------------------------
                      10        SHARED DISPOSITIVE POWER
                                     -0-
--------------  ----------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     4,624,490
--------------  ----------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*
                     [ ]
--------------  ----------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     14.4%
--------------  ----------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                     OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 13 Pages

--------------------------------------------------------------------------------
CUSIP NO. 141597104                  13D                      Page 3 of 13 Pages
--------------------------------------------------------------------------------

--------------  ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
                ABOVE PERSONS
                     ALLEN PAULSON
--------------  ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a) [X]
                     (b) [ ]
--------------  ----------------------------------------------------------------
      3         SEC USE ONLY

--------------  ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                     PF
--------------  ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
                     [ ]
--------------  ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
--------------  ----------------------------------------------------------------
   NUMBER OF           7        SOLE VOTING POWER
    SHARES                           13,725,734
 BENEFICIALLY   --------------  ------------------------------------------------
  OWNED BY             8        SHARED VOTING POWER
    EACH                             4,624,490
  REPORTING     --------------  ------------------------------------------------
 PERSON WITH           9        SOLE DISPOSITIVE POWER
                                     13,827,977
                --------------  ------------------------------------------------
                      10        SHARED DISPOSITIVE POWER
                                     -0-
--------------  ----------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     18,350,224
--------------  ----------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*
                     [ ]
--------------  ----------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     57.0%
--------------  ----------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 13 Pages

--------------------------------------------------------------------------------
CUSIP NO. 141597104                  13D                      Page 4 of 13 Pages
--------------------------------------------------------------------------------

--------------  ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
                ABOVE PERSONS
                     JAMES GILSTRAP
--------------  ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a) [ ]
                     (b) [ ]
--------------  ----------------------------------------------------------------
      3         SEC USE ONLY

--------------  ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                     PF
--------------  ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
                     [ ]
--------------  ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
--------------  ----------------------------------------------------------------
   NUMBER OF           7        SOLE VOTING POWER
    SHARES                           3,832,654
 BENEFICIALLY   --------------  ------------------------------------------------
  OWNED BY             8        SHARED VOTING POWER
    EACH                             4,624,490
  REPORTING     --------------  ------------------------------------------------
 PERSON WITH           9        SOLE DISPOSITIVE POWER
                                     3,832,654
                --------------  ------------------------------------------------
                      10        SHARED DISPOSITIVE POWER
                                     -0-
--------------  ----------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     8,457,144
--------------  ----------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*
                     [ ]
--------------  ----------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     26.3%
--------------  ----------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 13 Pages

--------------------------------------------------------------------------------
CUSIP NO. 141597104                  13D                      Page 5 of 13 Pages
--------------------------------------------------------------------------------

--------------  ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
                ABOVE PERSONS
                     NICHOLAS DIACO
--------------  ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a) [ ]
                     (b) [ ]
--------------  ----------------------------------------------------------------
      3         SEC USE ONLY

--------------  ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                     PF
--------------  ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
                     [ ]
--------------  ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
--------------  ----------------------------------------------------------------
   NUMBER OF           7        SOLE VOTING POWER
    SHARES                           687,306
 BENEFICIALLY   --------------  ------------------------------------------------
  OWNED BY             8        SHARED VOTING POWER
    EACH                             4,624,490
  REPORTING     --------------  ------------------------------------------------
 PERSON WITH           9        SOLE DISPOSITIVE POWER
                                     282,000
                --------------  ------------------------------------------------
                      10        SHARED DISPOSITIVE POWER
                                     -0-
--------------  ----------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,311,796
--------------  ----------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*
                     [ ]
--------------  ----------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     16.5%
--------------  ----------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 13 Pages

--------------------------------------------------------------------------------
CUSIP NO. 141597104                  13D                      Page 6 of 13 Pages
--------------------------------------------------------------------------------

--------------  ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
                ABOVE PERSONS
                     JOSEPH DIACO
--------------  ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a) [ ]
                     (b) [ ]
--------------  ----------------------------------------------------------------
      3         SEC USE ONLY

--------------  ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                     PF
--------------  ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
                     [ ]
--------------  ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
--------------  ----------------------------------------------------------------
   NUMBER OF           7        SOLE VOTING POWER
    SHARES                           405,306
 BENEFICIALLY   --------------  ------------------------------------------------
  OWNED BY             8        SHARED VOTING POWER
    EACH                             4,624,490
  REPORTING     --------------  ------------------------------------------------
 PERSON WITH           9        SOLE DISPOSITIVE POWER
                                     405,306
                --------------  ------------------------------------------------
                      10        SHARED DISPOSITIVE POWER
                                     -0-
--------------  ----------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,029,796
--------------  ----------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES*
                     [ ]
--------------  ----------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     15.6%
--------------  ----------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 13 Pages

ITEM 1.  SECURITY AND ISSUER

     The class of securities to which this Statement relates is the common stock (the "Common Stock") of CardioDynamics International Corporation, a California corporation ("Issuer"), whose address is 6155 Cornerstone Court East, Suite 125, San Diego, California 92121.


ITEM 2.  IDENTITY AND BACKGROUND

     Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby jointly file this amended statement on Schedule 13D ("Statement") on behalf of CardioDynamics Holdings, LLC ("LLC"), a California limited liability company, Allen Paulson, a Member of LLC, James Gilstrap, a Member of LLC, Nicholas Diaco, a Member of LLC, and Joseph Diaco, a Member of LLC. The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of the Issuer that each beneficially owns. With respect to Mr. Paulson's 1,631,000 privately beneficially-owned shares of Common Stock, this is also a group filing (Paulson and LLC).

     A.   CardioDynamics Holdings, LLC

          (a) CardioDynamics Holdings, LLC.

          (b) LLC's business address is c/o Del Mar Country Club, P.O. Box 9660, Rancho Santa Fe, California 92067.

          (c) LLC's business is to acquire and own the Common Stock and other securities of Issuer as reported in this Statement.

          (d)-(e) LLC has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) LLC is a limited liability company formed under the laws of California.

     B.   Allen Paulson -- Member of LLC

          (a) Allen Paulson.

          (b) Residence address: 6001 Clubhouse Drive, Rancho Santa Fe, CA
92067.

          (c) Present principal occupation: private investor.

          (d)-(e) Allen Paulson has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: USA.



                               Page 7 of 13 Pages

     C.   James Gilstrap -- Member of LLC

          (a) James Gilstrap.

          (b) Residence address: 5067 Shore Drive, Carlsbad, CA 92008.

          (c) Present principal occupation: private investor.

          (d)-(e) James Gilstrap has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: USA.

     D.   Nicholas Diaco -- Member of LLC

          (a) Nicholas Diaco.

          (b) Business address: 1301 20th St., Suite 400, Santa Monica, CA
90404.

          (c) Present principal occupation: Physician; Cardiology Consultants of Santa Monica, 1301 20th St., Suite 400, Santa Monica, CA 90404.

          (d)-(e) Nicholas Diaco has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: USA.

     E.   Joseph Diaco -- Member of LLC

          (a) Joseph Diaco.

          (b) Business address: 4700 N. Habana, Suite 403, Tampa, FL 33614.

          (c) Present principal occupation: Physician.

          (d)-(e) Joseph Diaco has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: USA.



                               Page 8 of 13 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     LLC used $2,875,000 contributed by its four Members (from their personal funds) to purchase the securities set forth in Item 5(a) of this Statement. $2,849,592 of that $2,875,000 was attributable to the securities which were distributed to the four Members as set forth in item 5(c) of this Statement.

     Allen Paulson used $1,156,500 of his personal funds to purchase 4,626,000 shares of Common Stock, of which he subsequently sold 3,015,000 shares for a total of $757,500. Approximately $2,200,000 of his personal funds, which is less than the larger amount he contributed to LLC, is attributable to the 12,088,734 shares of Common Stock distributed by LLC to him as set forth in Item 5(c) of this Statement. His currently-held shares of outstanding Common Stock are within the 13,725,734 shares of Common Stock set forth in Item 5(a) of this Statement. Any exercises of outstanding stock options would also be from his personal funds.

     James Gilstrap used $219,000 of his personal funds to purchase 876,000 of the shares of outstanding Common Stock within the 3,832,654 shares of Common Stock set forth in Item 5(a) of this Statement. Approximately $500,000 of his personal funds, which is less than the larger amount he contributed to LLC, is attributable to the 2,780,654 shares of Common Stock distributed by LLC to him as set forth in Item 5(c) of this Statement. Any exercises of outstanding stock options would also be from his personal funds. Also, he earlier received 150,000 shares of Common Stock from Issuer as a fee for services in connection with LLC's February 1995 investment in Issuer.

     Nicholas Diaco used $1,500 of his personal funds to purchase 6,000 of the shares of outstanding Common Stock within the 687,306 shares of Common Stock set forth in Item 5(a) of this Statement. Approximately $75,000 of his personal funds, which is less than the larger amount he contributed to LLC, is attributable to the 405,306 shares of Common Stock distributed by LLC to him as set forth in Item 5(c) of this Statement. Any exercises of outstanding stock options would also be from his personal funds. Also, he earlier received 150,000 shares of Common Stock from Issuer as a fee for services in connection with LLC's February 1995 investment in Issuer.

     Approximately $75,000 of Joseph Diaco's personal funds, which is less than the larger amount he contributed to LLC, is attributable to the 405,306 shares of Common Stock distributed by LLC to him as set forth in Item 5(c) of this Statement.

ITEM 4.  PURPOSE OF TRANSACTION

     LLC acquired control of Issuer through election of a majority of Issuer's Board of Directors on May 15, 1995, and it and its Members retain that control. The individual Reporting Persons' acquisitions of securities have been for investment purposes. The September 9, 1997 distribution of Issuer shares by LLC to its Members (see Item 5(c) below) may be deemed to have placed control of Issuer in Allen Paulson. The purpose of the distribution was to give the Members more flexibility in utilizing and controlling the Issuer shares which they formerly indirectly owned through LLC. (See, e.g., Item 6.l.) As to Mr. Paulson, the response to each of sub-items (a)-(j) of Item 4 is "none."

          (a) Regarding LLC: See Items 6.d, 6.h, and 6.i, which are incorporated herein by reference.

          (b) None.

          (c) None.

          (d) None (see original Statement).



                               Page 9 of 13 Pages

          (e) None.

          (f) None.

          (g) None.

          (h) None.

          (i) None.

          (j) None.

     The Members of LLC have no such plans or proposals, or purposes, apart from LLC's or as stated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) LLC beneficially owns 2,243 shares of Common Stock outright, and beneficially owns (by virtue of its sole voting power) an additional 4,522,247 shares of Common Stock owned by others which LLC holds irrevocable proxies to vote. LLC also beneficially owns, by virtue of its right to acquire them from Issuer, 100,000 shares of Common Stock issuable upon conversion of the Fifth Amended and Restated Secured Convertible Promissory Note. Together, all this represents 14.4% of the Common Stock under the Rule 13d-3(d)(1) calculation (with 32,055,743 shares outstanding at October 1, 1997 as reported in the Issuer's most recent Form 10-QSB).

          Other than through the LLC, the Members have no such beneficial ownership except for 13,725,734 shares beneficially owned by Mr. Paulson, 3,832,654 shares beneficially owned by Mr. Gilstrap, 687,306 shares beneficially owned by Mr. N. Diaco and 405,306 shares beneficially owned by Mr. J. Diaco. Together, the LLC and its Members beneficially own 72.0% of the Issuer's Common Stock.

          Together, LLC and Mr. Paulson beneficially own 57.0% of the Issuer's Common Stock.

     (b) The Reporting Persons' voting and dispositive power is set forth in the cover pages under items 7-10 on pages 2-6 of this Statement. Each of Mr. Paulson, Mr. Gilstrap, Mr. N. Diaco and Mr. J. Diaco has sole voting power and sole dispositive power for his respective Issuer shares. In addition, each Member of LLC has given Mr. Paulson a proxy to vote his respective LLC interests. Mr. Paulson has a sufficient interest in the LLC, even without the proxies, to control the disposition of LLC's Issuer shares.

     (c) No other transactions in the Common Stock were effected by LLC, Mr. Paulson or any of the other Members since the filing of LLC's Amendment No. 5 to
Schedule 13D, except for the following:

          (1) On September 9, 1997, LLC declared and effected a pro-rata in-kind distribution of 12,088,734 shares of Common Stock to Mr. Paulson, 2,780,654 shares of Common Stock to Mr. Gilstrap, 405,306 shares of Common Stock to Mr. N. Diaco, and 405,306 shares of Common Stock to Mr. J. Diaco.

          (2) Pursuant to Issuer's 1995 Stock Option/Stock Issuance Plan, each of Messrs. Paulson, Gilstrap and N. Diaco has, on the last day of each month beginning August 1995, been automatically granted options to purchase 1,000 shares of Issuer Common Stock, with an exercise price equal to the fair market value of such stock as of each such date, in respect of his service as a



                               Page 10 of 13 Pages
non-employee director. Such automatic option grants were not considered to constitute beneficial ownership of the underlying shares until June 12, 1996, when Issuer's shareholders voted to approve such Plan. Through September 30, 1997, each of Messrs. Paulson, Gilstrap and N. Diaco has received automatic option grants for a per-person total of 26,000 shares. Beginning in October 1997, new automatic option grants to 10% shareholders (i.e., Mr. Paulson and Mr. Gilstrap) will have an exercise price equal to 110% of the fair market value of the stock as of the grant date.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     (a) The relationship among the Members of LLC is governed by the Operating Agreement of LLC, as amended from time to time.

     (b) Purchase Agreement. See Item 7.c.

     (c) Amendment of Purchase Agreement. See Item 7.m.

     (d) Fifth Amended and Restated Secured Convertible Promissory Note (convertible into Common Stock, currently at $0.25 per share; also provides a matching purchase right in favor of LLC in the event of Common Stock issuances by Issuer). Secured by all assets of Issuer. See Items 7.d, 7.j, 7.k, 7.n, 7.o and 7.p.

     (e) Agreement and Irrevocable Proxy (five-year proxy to LLC from DaVinci Scientific Corporation -- 3,902,956 shares of Common Stock; includes an agreement to vote such shares so as to cause the election of one nominee of DaVinci Scientific Corporation as a director of Issuer). See Item 7.e. Now applicable to those shares in the hands of various transferees.

     (f) Agreement and Irrevocable Proxy (five-year proxy to LLC from Dr. L.S. Smith -- 96,291 shares of Common Stock currently outstanding and 120,365 shares of Common Stock issuable upon exercise of warrants). See Item 7.f.

     (g) Agreement and Irrevocable Proxy (five-year proxy to LLC from Dallas Gold & Silver Exchange, Inc. -- 523,000 shares of Common Stock). See Item 7.g.

     (h) Agreement of Right of First Refusal (Dr. L.S. Smith in favor of LLC for three years). See Item 7.h.

     (i) Agreement of Right of First Refusal (Dallas Gold & Silver Exchange, Inc. in favor of LLC for three years). See Item 7.i.

     (j) Investment Agreement. See Item 7.l.

     (k) 1995 Stock Option/Stock Issuance Plan of Issuer, as amended through October 8, 1997 (entitling each non-employee director of Issuer to automatic grants of 1,000 stock options on the last day of each month of service beginning August 1995). Messrs. Paulson, Gilstrap and N. Diaco are non-employee directors of Issuer. See Item 7.q.



                               Page 11 of 13 Pages

     The Members have no such contracts, arrangements, understandings or relationships, except as follows:

     (l) Pledge Agreement (Allen Paulson pledged 13,310,734 shares of Issuer Common Stock to Madeleine L.L.C., as collateral for a term loan). See item 7.r.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          a. Letter dated January 6, 1995 from Messrs. Paulson, Gilstrap and Walters to Messrs. Tate and Schmeltzer (previously filed).

          b. Letter dated February 6, 1995 from Arter & Hadden to Messrs. Paulson, Gilstrap and Walters (previously filed).

          c. Purchase Agreement dated February 7, 1995 between LLC and Issuer (previously filed).

          d. Secured Convertible Promissory Note dated February 7, 1995 from Issuer to LLC (previously filed).

          e. Agreement and Irrevocable Proxy dated February 2, 1995 between LLC and DaVinci Scientific Corporation (previously filed).

          f. Agreement and Irrevocable Proxy dated February 7, 1995 between LLC and Dr. L.S. Smith (previously filed).

          g. Agreement and Irrevocable Proxy dated February 7, 1995 between LLC and Dallas Gold & Silver Exchange, Inc. (previously filed).

          h. Agreement of Right of First Refusal dated February 7, 1995 between LLC and Dr. L.S. Smith (previously filed).

          i. Agreement of Right of First Refusal dated February 7, 1995 between LLC and Dallas Gold & Silver Exchange, Inc. (previously filed).

          j. First Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended March 30, 1995 (previously filed).

          k. Second Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended May 19, 1995 (previously filed).

          l. Investment Agreement, as amended, dated as of April 12, 1995 between Issuer and LLC (previously filed).

          m. Amendment of Purchase Agreement, dated March 31, 1996 between LLC and Issuer (previously filed).

          n. Third Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended March 31, 1996 (previously filed).

          o. Fourth Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended as of June 30, 1996 (previously filed).



                               Page 12 of 13 Pages

          p. Fifth Amended and Restated Secured Convertible Promissory Note from Issuer to LLC, as amended as of February 1, 1997 (previously filed).

          q. 1995 Stock Option/Stock Issuance Plan of Issuer, as amended through October 8, 1997.

          r. Pledge Agreement between Allen Paulson and Madeleine, L.L.C., dated September 18, 1997.

          s. Agreement of Joint Filing, dated October 20, 1997 among LLC and Messrs. A. Paulson, J. Gilstrap, N. Diaco and J. Diaco.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 1997                        CARDIODYNAMICS HOLDINGS, LLC


                                        By: /s/
                                           --------------------------------
                                           Allen Paulson, Member


                                        By: /s/
                                           --------------------------------
                                           James Gilstrap, Member


                                        /s/
                                        -----------------------------------
                                        ALLEN PAULSON


                                        /s/
                                        -----------------------------------
                                        JAMES GILSTRAP


                                        /s/
                                        -----------------------------------
                                        NICHOLAS DIACO


                                        /s/
                                        -----------------------------------
                                        JOSEPH DIACO


Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



                              Page 13 of 13 Pages

                                  EXHIBIT INDEX


7.q. 1995 Stock Option/Stock Issuance Plan of Issuer, as amended through October 8, 1997.

7.r. Pledge Agreement between Allen Paulson and Madeleine L.L.C., dated September 18, 1997.

7.s.    Agreement of Joint Filing.